UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41672

Top KingWin Ltd

Room 1304, Building No. 25, Tian’an Headquarters Center

No. 555, North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Increase of Compensation for the Directors and Officers

Ruilin Xu

As previously disclosed, Ruilin Xu has served as the chief executive officer (the “CEO”) of Top KingWin Limited (the “Company”) and the chairman of the board of directors of the Company (the “Board”) since April 22, 2022. Pursuant to the employment agreement between Mr. Xu and the Company dated April 22, 2022 (the “CEO Employment Agreement”), Mr. Xu receives US$3,000 per month in cash as the base salary.

On June 17, 2025, the compensation committee of the Board approved to increase Mr. Xu’s monthly compensation to include an additional $30,000 in equivalent stock, payable in the Company’s class B ordinary shares, pursuant to Section 6(a) of the CEO Employment Agreement, effective from October 2024.

Jie Yang

As previously disclosed, Jie Yang has served as the chief financial officer (the “CFO”) of the Company since August 19, 2024. Pursuant to the employment agreement between Ms. Yang and the Company dated August 19, 2024 (the “CFO Employment Agreement”), Ms. Yang receives US$2,000 per month in cash as the base salary.

On June 17, 2025, the compensation committee of the Board approved to increase Ms. Yang’s monthly compensation to include an additional $10,000 in equivalent stock, payable in the Company’s class A ordinary shares, pursuant to Section 6(a) of the CFO Employment Agreement, effective from October 2024.

Dongliang Mao

As previously disclosed, Dongliang Mao has served as a director of the Board, pursuant to a director offer letter, dated August 19, 2024, between the Company and Mr. Mao. Mr. Mao receives US$1,000 per month as the base salary.

On June 17, 2025, the compensation committee of the Board approved to increase Mr. Mao’s monthly compensation from $1,000 in cash to $5,000 in equivalent stock, effective from October 2024, as outlined in an amended director offer letter, the form of which is attached hereto as Exhibit 99.1.

Zhanlin Liao

As previously disclosed, Zhanlin Liao has served as a director of the Board, pursuant to a director offer letter, dated August 19, 2024, between the Company and Mr. Liao. Mr. Liao receives US$1,000 per month as the base salary.

On June 17, 2025, the compensation committee of the Board approved to increase Mr. Liao’s monthly compensation from $1,000 in cash to $10,000 in equivalent stock, effective from October 2024, as outlined in an amended director offer letter, the form of which is attached hereto as Exhibit 99.1.

Exhibit

Exhibit No.	Description
99.1	Form of Amended Director Offer Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 25, 2025

TOP KINGWIN LTD

By:	/s/ Ruilin Xu
Name:	Ruilin Xu
Title:	Chief Executive Officer

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